Exhibit 99.2	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE March 15, 2011 Ref: 7-2011

Rare Element Reports Inferred Mineral Resource Estimate for Sundance Gold Project

•

947,000 ounces of gold in three deposits contained in 69.3 million metric tonnes averaging 0.42 g Au/t using a 0.15 g/t cutoff grade

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Rare Element Resources Ltd. (TSX V: RES and AMEX: REE) (“Rare Element” or the "Company") is pleased to report an NI 43-101-compliant inferred mineral resource estimate for the 100% owned Sundance gold project in the Bear Lodge Mountains, Crook County, northeastern Wyoming. The gold resource estimate was prepared by Ore Reserves Engineering (O.R.E.) of Lakewood, Colorado. The Company continues to advance the geological understanding of the Sundance gold project by defining an inferred mineral resource and by metallurgical testing to determine the recoverability of gold within that resource.

Rare Element’s plans for 2011 include completion of metallurgical tests of the Smith deposit mineralized rock, continuation of geochemical and structural reviews, conducting a limited geophysical survey (CSAMT), and  rotary and core drilling to define the lateral limits of known gold resources at Smith, Taylor, and Carbon, which are open in several directions, as well as deeper and outlying targets.

Drill-hole Database Compilation and Resource Estimation

Following compilation of the Sundance drill-hole database, O.R.E. analyzed the data to determine the size, shape, and internal continuity of the three principal gold deposits in order to calculate inferred resources. Alan C. Noble, P.E., is the Principal Engineer of O.R.E. and is an independent Qualified Person for the purpose of Canadian NI 43-101, Standards of Disclosure for Mineral Projects.  These wireframe models will also be utilized to design the optimal placement of new drill holes to be completed in 2011.

The East and West Breccias of the Smith deposit were discovered by FMC (1982-1986), and subsequently explored by International Curator and Coca Mines. In 1991, Coca estimated a historical resource of 8.2 million tons (7.4 million metric tonnes) at a grade of 0.02 ounces of gold per ton (0.68 g/t) (not NI 43-101compliant) for the two deposits. The new O.R.E. resource estimate updates this historical resource to the current standards and incorporates the drilling done during the past several years by Rare Element and Newmont Mining Company. The new Smith resource includes 25.2 million tonnes grading 0.50 ounces of gold/tonne at a cutoff of 0.15 opt (Table 1).  Resource estimates for the Taylor and Carbon areas are also shown in Table 1.

* The Company is not treating the historical estimate as NI 43-101 defined resources verified by a qualified person, and the historical estimate should not be relied upon.

Table 1:  Inferred gold resources estimated by O.R.E. for the Sundance project

Deposit	Price (US$)	Cutoff (g Au/t)	Tonnes (1000's)	Gold Grade (g Au/t)	Contained Ounces Gold (1000's)	Waste Tonnes (1000's)	Stripping Ratio
Carbon	800	0.2	4,600	0.44	65	1,600	0.35
Carbon	1000	0.15	7,500	0.38	92	2,600	0.35
Carbon	1200	0.15	11,600	0.34	127	5,200	0.45
Carbon	1400	0.15	13,100	0.33	138	6,600	0.50
Smith	800	0.2	10,900	0.54	189	10,000	0.92
Smith	1000	0.15	16,300	0.50	262	18,400	1.13
Smith	1200	0.15	25,200	0.50	408	49,200	1.95
Smith	1400	0.15	27,200	0.51	443	59,500	2.19
Taylor	800	0.2	20,800	0.46	310	5,100	0.25
Taylor	1000	0.15	26,600	0.42	360	5,600	0.21
Taylor	1200	0.15	32,400	0.40	412	9,800	0.30
Taylor	1400	0.15	34,900	0.39	434	13,300	0.38
Total	800	0.2	36,300	0.48	564	16,800	0.46
Total	1000	0.15	50,400	0.44	714	26,600	0.53
Total	1200	0.15	69,300	0.42	947	64,200	0.93
Total	1400	0.15	75,100	0.42	1,016	79,400	1.06
Notes

•

 The base case is chosen at an assumed gold price of US$1200 per ounce.

•

 Resources are estimated using inverse-distance-power (IDP) estimation within 3-dimensional wireframe models based on the geologic interpretation and continuous mineralization above an approximate 0.05 ppm Au cutoff grade.  Drill holes were composited to 5-meter intervals for resource estimation and were capped, after compositing, at 3 ppm Au for all deposits except for Smith, which was capped at 5 ppm Au.

• All resources are classified as inferred resource as defined by CIM and referenced in NI 43-101.

•

Floating cone studies at a range of gold prices are used to demonstrate the potential for economic extraction of the resource.  The floating cone studies are not considered to be an economic study and should not be relied upon as an economic study.  Approximately 70% of the in situ mineralization is considered as potentially economic at $1200/ounce gold.

•

Floating cone parameters include: Pit slope of 42 degrees, Mining Cost of $2/tonne ore and $1.75/tonne waste, processing and pad costs of $2.50/tonne ore, G&A costs of $0.50/tonne ore, and gold recovery of 65%.  These parameters are believed to be reasonable, order-of-magnitude estimates for a low-cost, run-of-mine, heap leaching operation.

"The Sundance gold project is progressing well and the new resources estimate will be used to guide a subsequent planned drilling program. Our 2011 exploration program will focus on expanding zones of greater than 1 g Au/t mineralization to enhance future economic evaluations. This resource is provided for information and the Company believes that subsequent work on the gold targets may provide an asset that has the potential to substantially increase in size and value to the Company in the future.” stated Don Ranta, President of Rare Element.

Drill-hole Results from the 2010 Program

The Company announced assay results from the 2010 rotary (reverse circulation) drill program in three previous press releases (dated September 21 and November 15, 2010 and January 3, 2011).  Thirty-four rotary drill holes containing 21,605 feet (6,585 m) were drilled during 2010 on near-surface targets within oxide zone mineralization at the Smith, Carbon, and Taylor target areas (Figure 1). Significant intercepts from the 2010 program are listed in Table 2. Gold exploration activity during 2010 focused on: 1) detailed definition of known gold-mineralized targets with in-fill drilling, 2) step-off drilling from known mineralization, and 3) discovery of gold mineralization in new peripheral gold targets.

Figure 1:  Plan map showing the location of the Smith, Carbon, and Taylor gold target areas within part of Rare Element Resources’ Sundance Property. The gold targets surround the Bull Hill REE deposit.  The drill hole collars from the 2010 program are shown in yellow. Drill-indicated gold-mineralized areas that contain greater than 300 ppb (>0.3 g/t) gold for each target area are shown as ruled polygons.

Smith Gold Target

Highlights of the drilling program at Smith include the following gold assay results:

•

SUN 60

85.4 m @ 0.89 g/t, including 44.2 m @ 1.3 g /t

•

SUN 62

143.3 m @ 0.74 g/t, including 15.2 m @ 1.6 g/t

and 15.2 m  @ 1.4 g/t

•

SUN 64

77.7 m @ 0.66 g/t, including 7.6 m @ 1.7 g/t

Eight holes were drilled along the main trend of the Smith gold zone (Figure 2).  The primary host rock is heterolithic breccia that is now traced along strike for nearly 1000 meters and down dip for 500m.  In drill hole SUN-060, gold mineralization was penetrated along strike to the northwest in peripheral wall rock, which is now recognized as a new host rock for gold mineralization at this target.  SUN-062 effectively bridges a gap between the historic “Smith East and Smith West” gold-mineralized breccias, where a historical resource (non NI 43-101 compliant) was defined previously by FMC Gold, International Curator, and Coca Mines.  SUN-064 tests a nearer surface zone along strike to the southeast.  SUN-069 tests a northeast-trending structure 800m distant from the main Smith zone in a newly discovered off-axis zone hosted by sandstones of the Deadwood formation.  Assays include 27.4m @ 0.49 g Au/t, including 9.1m @ 0.89 g/t.

Figure 2:  Plan map of Smith resource area showing location of 2010 angle drill holes, 2009 NMC holes, and older vertical holes. Level plans are outlines around drill intercepts containing greater than 0.3 g/t (300ppb) gold.

Mineshaft
Prospect
Mineshaft
Smith
SUN-059
SUN-060
SUN-061
SUN-062
SUN-063
SUN-064
SUN-065
SUN-066
SUN-067
SUN-068
SUN-069
SUN-070
Rare Element Resources - Smith Prospect
RER_DRILLHOLES_2010
NMC_DRILLHOLES_2009
SUN_STRUCT_FAULTS_INFERRED
SUN_SMITH_LEVEL_6200_SIM
SUN_SMITH_LEVEL_6000_SIM
SUN_SMITH_LEVEL_5800_SIM
SUN_SMITH_LEVEL_5600_SIM
SUN_SMITH_LEVEL_5400_SIM
0
250
500
Meters

Figure 2 illustrates the general shape of the gold-mineralized zone through a succession of level plans that outline the mineralization at successive depths. Note that mineralization in the near-surface level plan (6200 feet elevation) occurs furthest to the southwest, and each succeeding deeper level plan is located further to the northeast. Figure 2 indicates that the gold-mineralized zone has an overall northwesterly strike and a steep dip to the northeast. A sectional view of the deposit is shown in the LeapFrog image in Figure 3.  The deposit shape is coincident with a resistivity boundary shown in the CSAMT image.  This remote sensing technique is a tremendous aid in guiding our continued exploration on the Sundance property.

Figure 3:  Section of the Smith deposit area showing drill hole traces and interpolated 300 ppb gold grade shell on a base of CSAMT resistivity illustrated by a LeapFrog image. The Smith gold deposit is currently traced along strike for a distance of 1000m and 500m down dip.  Note the coincidence of the mineralized body and the sharp resistivity boundary, which is used as a guide for targeting.  Higher gold grades of up to 4 ppm are seen at the lower reaches along this contact.

SMITH DEPOSIT
drill section view northwest
500 m dip extent
CSAMT
resistivity high
300 ppb grade shell
Plunge −08, Azimuth 276

The drilling at the Smith target shows good continuity of the known gold mineralization and provides sufficient drill hole density for the inferred resource estimate.  The discovery of good mineralization in the gap between the two historic gold mineralized areas in the East and West Breccias helps to demonstrate and extend that continuity.

Carbon Gold Target

Highlights of the drilling program at Carbon include the following gold assay results:

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SUN-071 of 0.52 g/t Au over 68.3m (includes 0.96 g/t over 12.2m)

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SUN-072 of 0.59 g/t Au over 79.3m

•

SUN-077 of 0.41 g/t Au over 51.8m

Eight drill holes were completed along the main trend of the Carbon gold zone.  Previous exploration drilling focused on crackle breccia, which occurs at the margin of the Carbon diatreme (Figure 3).  However, drilling in 2010 discovered new areas of gold mineralization within the diatreme, including intercepts in SUN-071 of 0.52 g/t Au over 68.3m (includes 0.96 g/t over 12.2m) and in SUN-072 of 0.59 g/t Au over 79.3m. It is now apparent that the Carbon diatreme itself is a source of gold mineralization, rather than gold merely hosted by prepared ground at the diatreme margin. Additional drilling on the east side of the diatreme (SUN-077) was designed to test an area of magnetite-

destructive alteration and soil gold anomalies, similar to the pattern seen in the Carbon resource area.  SUN-077 represents a new gold target area 500m to the east-northeast, with an initial intercept of 0.41 g Au/t over 51.8m (Figure 4).  This relationship suggests potential for additional gold resources within and along the margin of the Carbon diatreme, The diatreme margin can be tracked with airborne magnetics and coincident trace element soil anomalies.

Figure 4:  Plan map of Sundance Property – Carbon gold resource area showing location of 2010 drill holes (green collars) and footprint of gold mineralization containing drill intercepts greater than 300 ppb gold. (Drill hole SUN-077 is off the map to the east-northeast.)

543000
543500
4927500
4927000
CARBON DIATREME
SUN-073
SUN-072
SUN-071
SUN-083
SUN-084
SUN-052
CARBON GOLD RESOURCE
SUN-075
SUN-074
SUN-076
0
125
250
Meters
UTM NAD27 Z13N

Figure 5:  Plan map of part of Sundance Property – Greater Carbon gold resource area showing location of peripheral 2010 drill holes (yellow collars) and drill inferred gold-mineralized areas (> 300ppb gold) on a base map of airborne magnetics (RTP Phase).  Initial drill hole into new mineralization discovered in SUN-077 occurs in an area of low magnetism, similar to the main Carbon resource area on the south side.

542000
543000
544000
4928000
4927000
CARBON RESOURCE AREA
2010 DRILL PROGRAM
SUN_DRILL_2010
SUN_DRILL_CARBON_GOLD_LF
SUN_GEOL_SIM_DIATREME
BL_Helimag_RTP_Phase_Nad27z13.tif
RGB
Red: Band_1
Green: Band_2
Blue: Band_3
CARBON DIATREME
MAGNETIC LOWS
SUN-073
SUN-084
SUN-071
SUN-083
SUN-074
SUN-075
SUN-076
SUN-077
SUN-079
SUN-080
SUN-081
SUN-082
Prospect
0
500
1,000
Meters
UTM NAD27 Z13N

Taylor Gold Target

Highlights of the drilling program at Taylor include the following gold assay results:

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SUN-085 - 0.56 g/t over 71.6m.

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SUN-089 - 0.67 g/t over 137.2m (includes 3.05 g/t over 12.2m)

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SUN-090 - 0.67 g/t Au over 192.1m (includes 1.34 g/t Au over 62.5m from the surface)

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SUN-091 - 0.45 g/t over 56.4m

•

SUN-092 - 0.42 g/t over 64.0m

Drilling conducted to define an inferred resource at the Taylor gold target area in 2010 included a total of eight drill holes (SUN-085 through SUN-092). The program was terminated prematurely owing to inclement weather. The Taylor drill hole distribution is shown in Figure 6, along with a polygon depicting the known extent of drill-inferred gold intercepts greater than 300 ppb (>0.3 g/t) Au over significant widths.  The gold mineralization at Taylor is a hovering plume-like mass hosted by Tertiary alkaline intrusions and lesser Cambro-Ordovician sandstones of the Deadwood formation. The mineralization generally extends from the surface to depths of about 400 feet (125m).  Representative grades within the plume, based on results from the 2010 program, are shown in

Table 1 and include 0.56 g/t over 71.6m (SUN-085), 0.67 g/t over 137.2m (SUN-089), 0.45 g/t over 56.4m (SUN-091), and 0.42 g/t over 64.0m (SUN-092).  In addition, SUN-089 contains a high grade interval of 3.05 g/t over 12.2m between 515-555 feet (157-169.2m), which may indicate proximity to a feeder structure.  Drill hole SUN-090 tested another potential feeder structure, marked by a pronounced resistivity high (2010 CSAMT survey) that extends from depth to intersect the gold-mineralized plume.  Gold assay results from SUN-090 contain 0.67 g/t Au over 192.1m, including a high-grade portion with 1.34 g/t Au that extends from the surface to a depth of 62.5m.

Figure 6: Plan map of the Taylor gold resource area showing the location of 2010 drill holes (white collars) with respect to previous drilling, and the footprint of gold mineralization defined by drill intercepts greater than 300 ppb (>0.3 g/t) gold over significant widths.

TAYLOR RESOURCE AREA
2010 DRILL PROGRAM
SUN_DRILL_RER_2010
NMC_DRILLHOLES_2009
NMC_DRILLHOLES_2006_2007
SUN_DRILL_GOLD_TAYLOR
SUN-003
SUN-027
SU-96-2
SUN-085
SUN-051
SUN-086
SUN-004
SU-95-10
NEL-5
SUN-087
SUN-055
SU-95-13
SUN-089
SUN-008
SUN-005
SUN-006
SU-95-12
SUN-088
BL-4
SUN-025
SUN-023
SUN-056
SUN-092
SUN-010
SUN-026
SUN-091
SUN-009
SUN-090
SU-95-4
NEL-4
SU-95-8
SU-96-7A
Prospec
Mineshaft
Huchins
0
250
500
Meters
UTM NAD27 Z13N

Higher-grade gold zones seen in drill holes SUN-089 and SUN-090 attest that higher-grade gold zones are present in the Taylor system, and the interpreted continuity of these zones will be used as vectors to further define their extent with additional drilling.  An untested CSAMT resistivity anomaly west of the known gold mineralization at Taylor could represent the roots of a second satellite shoot of the gold mineralization.  Another key result from this year’s program is the interpretation of the ‘hovering’ aspect of plume-like portions of both the Taylor and Carbon gold systems, where deeper intersections in drill holes can be in barren rock underlying anomalous gold at shallower depths within the plume.

Geophysical Survey – CSAMT

A CSAMT (Controlled Source Audio-Magnetotelluric Technique) survey along four lines totaling 8.6 line kilometers was designed by Condor Consultants and completed by Zonge Engineering in August to cover the Taylor gold and Bull Hill REE targets.  This type of survey was successful in defining a relative conductive structure in the Smith gold zone that harbors the bulk of the known gold mineralization there.  The results of this year’s survey will be utilized for further definition drilling of the Taylor gold resource and the search for high-grade feeder zones, as well as guiding further exploration of carbonatite-hosted REE mineralization at Bull Hill.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves, however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources’ field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company’s Vice President of Exploration and a qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark has direct experience with the project dating back to 1986. Mr. John Ray, who has experience with the gold project continuously from 2004 through 2010, managed the geological, drilling, and sampling program on the Sundance gold project during this period of time.

 A detailed QA/QC program was implemented by the Company for the 2010 drill program. The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks, Dr. Clark, and Mr. Ray have verified the 2010 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the resource estimate.

Table 2:  Summary of significant gold mineralization in 2010 drill holes

Hole #	TD, ft	Prospect	From, ft	To, ft	Length (ft)	Length (m)	Grade, g/t Au	G-T = Gram* thickness (m)
			Intercepts >20ft and >0.40 g/t Au					
SUN-059	600	Smith NW	55	95	40	12.2	0.40	4.8
SUN-060	500	Smith NW	220	500	280	85.4	0.89	75.8
		includes 1261 ppb/145' (240-385')						
SUN-061	690	Smith NW	10	40	30	9.1	0.47	4.3
			100	130	30	9.1	0.41	3.8
			445	465	20	6.1	0.51	3.1
SUN-062	900	Smith Central	430	900	470	143.3	0.74	105.6
		includes 1632 ppb/50' (520-570')						
		and 1441 ppb/50' (830-880')						
SUN-063	600	Smith Central						
SUN-064	600	Smith SE	130	385	255	77.7	0.66	51.1
		includes 1668 ppb/25' (245-270')						
			565	585	20	6.1	0.49	3.0
SUN-065	930	Smith Central						
			100	145	45	13.7	0.62	8.5
			655	675	20	6.1	0.42	2.6
			785	850	65	19.8	0.50	9.9
			910	930	20	6.1	0.48	3.0
SUN-066	600	Smith SE	550	575	25	7.6	0.60	4.6
SUN-067	650	Smith SE						
SUN-068	855	Smith SE	615	635	20	6.1	0.48	2.9
			815	845	30	9.1	0.61	5.6
SUN-069	720	Smith East	425	515	90	27.4	0.49	13.4
		includes 887 ppb/30' (450-480')						
SUN-070	700	Smith East						
SUN-071	950	Carbon North	20	245	225	68.6	0.52	35.5
		includes 962 ppb/40' (30-70')						
SUN-072	900	Carbon North	35	295	260	79.3	0.59	46.5
SUN-073	760	Carbon North						
SUN-074	360	Carbon South						
SUN-075	680	Carbon South						
SUN-076	615	Carbon South						
SUN-077	600	Carbon East	260	430	170	51.8	0.41	21.1
			560	580	20	6.1	0.71	4.3
SUN-078	800	Mitten	625	655	30	9.1	0.42	3.9
SUN-079	775	Carbon Southwest	200	225	25	7.6	0.55	4.2
SUN-080	580	Carbon Northwest						
SUN-081	210	Old Baldy						
SUN-082	300	Old Baldy						
SUN-083	500	Carbon North						
SUN-084	500	Carbon North	150	240	90	27.4	0.47	12.8
SUN-085	700	Taylor North	0	235	235	71.6	0.56	40.3
SUN-086	620	Taylor North	0	70	70	21.3	0.44	9.3
			85	105	20	6.1	0.40	2.5
			140	190	50	15.2	0.41	6.2
			215	235	20	6.1	0.42	2.6
			270	290	20	6.1	0.74	4.5
			315	335	20	6.1	0.48	2.9
			360	390	30	9.1	0.69	6.3
			440	460	20	6.1	0.66	4.0
SUN-087	600	Taylor North	65	155	90	27.4	0.41	11.3
			370	390	20	6.1	0.40	2.4
SUN-089	560	Taylor North	110	560	450	137.2	0.67	92.3
		includes 996 ppb/45' (195-240')						
		includes 3046 ppb/40' (515-555')						
SUN-090	630	Taylor North	0	630	630	192.1	0.59	114.1
		includes 1340 ppb/205' (0-205')						
SUN-091	600	Taylor North	200	385	185	56.4	0.45	25.2
SUN-092	360	Taylor North	0	210	210	64.0	0.42	26.8

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration is being conducted as the Sundance project.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 681-4236 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 681-4236 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.